UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

(Commission File No. 001-38051)

China Rapid Finance Limited

2th Floor, Building D, BenQ Plaza

207 Songhong Road

Changning District, Shanghai 200335

People’s Republic of China

+86-21-6032-5999

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit 99.1             Press Release of China Rapid Finance Announces Strategic Transaction with

                                 Hongkong Outjoy Education Technology Co., Ltd.

     Exhibit 99.2             Cooperation Agreement Between China Rapid Finance Limited and Hongkong Outjoy

                                       Education Technology Co., Ltd.

     Exhibit 99.3            China Rapid Finance Limited Share Subscription Agreement

     Exhibit 99.4            Warrant To Purchase Class A Ordinary Shares Of China Rapid Finance Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

China Rapid Finance Limited

By	:	/s/ Steven Foo
Steven Foo Chief Financial Officer

Date: June 18, 2019